GAFISA S.A.

(a sociedade por ações incorporated under the laws of the Federative Republic of Brazil)

14,052,790 American Depositary Shares, each representing two shares of Common Stock

INTERNATIONAL PURCHASE AGREEMENT

Dated: March 23, 2010

GAFISA S.A.

(a sociedade por ações incorporated under the laws of the Federative Republic of Brazil)

14,052,790 American Depositary Shares, each representing two shares of Common Stock

($14.0347 per ADS)

INTERNATIONAL PURCHASE AGREEMENT

March 23, 2010

GAFISA S.A.
Gafisa S.A.
Av. Nações Unidas, 4777, 9th floor 05477-000

São Paulo, SP Brazil

Ladies and Gentlemen:

Gafisa S.A. (the "Company"), a sociedade por ações organized under the laws of the Federative Republic of Brazil ("Brazil"), confirms its agreement with Itaú USA Securities Inc. ("Itaú"), J.P. Morgan Securities Inc. ("JPMorgan"), Banco Votorantim S.A., Nassau Branch ("Votorantim"), UBS Securities LLC ("UBS") and each of the other International Underwriters named in Schedule A hereto (collectively, the "International Underwriters," which term shall also include any International Underwriter substituted as hereinafter provided in Section 10 hereof), for whom Itaú, JPMorgan, Votorantim and UBS are acting as representatives (in such capacity, the "International Representatives"), with respect to (i) the sale by the Company and the purchase by the International Underwriters, acting severally and not jointly, of the respective numbers of American Depositary Shares ("Firm ADSs") set forth in Schedule A hereto opposite the name of the each International Underwriter, issued pursuant to the Deposit Agreement (as defined below) and representing the Company's common stock ("Common Stock"), and (ii) the grant by the Company to JPMorgan, and/or its affiliates, of the option described in Section 2(b) hereof to purchase from the Company all or any part of 5,550,000 additional ADSs, minus one half of the number of Option Brazilian Shares (as defined below) purchased by Banco J.P. Morgan S.A., to cover overallotments, if any (the " Option ADSs"), such option to be exercised by JPMorgan, and/or its affiliates, at its sole discretion, upon notification to Itaú, Votorantim and UBS. The Firm ADSs and the Option ADSs are collectively called the "ADSs". The shares of Common Stock underlying the ADSs are called the "Underlying Shares."

In addition to the ADSs subject to this agreement ("Agreement"), 45,894,420 common shares (the "Firm Brazilian Shares") will be placed by Banco Itaú BBA S.A., Banco J.P. Morgan S.A. and Banco Votorantim S.A. (the "Brazilian Underwriters" and, together with the International Underwriters, the

"Underwriters") pursuant to the underwriting agreement dated as of the date hereof, among the Company, BM&F Bovespa S.A. – Bolsa de Valores Mercadorias e Futuros ("BM&FBOVESPA"), and the Brazilian Underwriters in connection with the offering and sale of the Brazilian Securities (as defined below) in Brazil (the "Brazilian Underwriting Agreement" and, together with this Agreement, the "Underwriting Agreements"). The Company also proposes to sell to Banco J.P. Morgan S.A. not more than an additional 740,000 shares of Common Stock (the "Option Brazilian Shares") if and to the extent that Banco J.P. Morgan S.A. shall have determined to exercise the right to purchase such Option Brazilian Shares granted to Banco J.P. Morgan S.A. in the Brazilian Underwriting Agreement. The Firm Brazilian Shares and the Option Brazilian Shares are hereinafter called collectively the " Brazilian Securities." The Brazilian Securities and the ADSs are hereinafter collectively referred to as the "Securities."

Each ADS will represent two shares of Common Stock. The ADSs purchased by the International Underwriters may be evidenced by American Depositary Receipts ("ADRs") to be issued pursuant to the Amended and Restated Deposit Agreement (the "Deposit Agreement"), dated as of March 21, 2007, entered into among the Company, the Depositary, and all holders and beneficial owners from time to time of the ADSs.

The ADSs will be sold pursuant to the Prospectus (as defined below), and the Brazilian Securities will be sold pursuant to a registration statement, including the Brazilian Prospectus (as defined below), filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the "CVM ") and the Brazilian Association of Financial and Capital Markets Institutions (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA) (" ANBIMA") and approved by the CVM with respect to the offer and sale of the Brazilian Securities (the "Brazilian Registration Statement").

The Company understands that the International Underwriters propose to make a public offering of the ADSs as soon as the International Representatives deem advisable after this Agreement has been executed and delivered.

The Company has filed with the Securities and Exchange Commission (the "Commission") an automatic shelf registration statement, as defined in Rule 405 of the Securities Act of 1933, as amended (the "1933 Act"), on Form F−3 (No. 333−159803), including a related base prospectus, to register under the 1933 Act the offering and sale from time to time of certain equity securities, including the Underlying Shares, which registration statement became effective upon filing under Rule 462(e) ("Rule 462(e)") of the rules and regulations of the Commission under the 1933 Act (the "1933 Act Regulations"). Such registration statement also relates to the Brazilian Securities that are being registered solely for the purpose of their resale in the United States in such transactions as require registration under the 1933 Act. Promptly after execution and delivery of this Agreement, the Company will prepare and file a prospectus relating to the Securities in accordance with paragraph (B) of Rule 424 ("Rule 424(b)") of the 1933 Act Regulations. Two forms of prospectus are to be used in connection with the offering and sale of the Securities: one relating to the ADSs (the "Form of International Prospectus") and one, in Portuguese, relating to the offering and sale of the Brazilian Securities (the "Form of Brazilian Prospectus"). The information included in the Form of International Prospectus that was omitted from such registration statement at the time it became effective but that is deemed to be part of such registration statement at the time it became effective pursuant to Rule 430A, 430B or 430C under the 1933 Act is referred to as "Rule 430 Information ." Each Form of International Prospectus used before such registration statement became effective, and any prospectus that omitted the Rule 430 Information, that was used after such effectiveness and prior to the execution and delivery of this Agreement, is herein called a "preliminary prospectus." Such registration statement, at any given time, including the amendments thereto to such time, the exhibits and any schedules thereto at such time, and the documents incorporated by reference therein pursuant to Item 6 of Form F−3 under the 1933 Act at such time, and including the Rule 430 Information and the documents otherwise deemed to be part thereof or included therein by the 1933 Act

Regulations is herein called the "Registration Statement." The Registration Statement at the time it originally became effective is herein called the "Original Registration Statement."

The final Form of International Prospectus and the final Form of Brazilian Prospectus, in the form first furnished to the Underwriters for use (or made available upon request of purchasers pursuant to Rule 173 under the 1933 Act) in connection with the offering of the Securities, including the documents incorporated by reference therein pursuant to Item 6 of Form F−3 under the 1933 Act at the time of the execution of this Agreement, are herein called the "Prospectus" and the "Brazilian Prospectus," respectively. For purposes of this Agreement, all references to the Registration Statement, any preliminary prospectus, the Prospectus or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system ("EDGAR").

The Company and the Depositary have prepared and filed with the Commission a registration statement relating to the ADSs on Form F-6 (No. 333-158314) and a related prospectus, which may be in the form of the ADR certificate, for registration under the 1933 Act of the ADSs, have filed such amendments thereto and such amended preliminary prospectuses as may have been required to the date hereof, and will file such additional amendments thereto and such amended prospectuses as may hereinafter be required. The registration statement on Form F-6 for registration of the ADSs, as amended at the time it became effective (including by the filing of any post-effective amendments thereto), and the prospectus included therein, as then amended are hereinafter called the "ADS Registration Statement" and the "ADR Prospectus".

SECTION 1.   Representations and Warranties.

(a)           Representations and Warranties by the Company. The Company represents and warrants to each of the International Underwriters that as of the date hereof, the Applicable Time referred to in Section 1(a)(i) hereof, as of the Closing Time referred to in Section 2(d) hereof, and as of each Date of Delivery (if any) referred to in Section 2(b) hereof, and agrees with each International Underwriter, as follows:

(i)           Status as a Well−Known Seasoned Issuer. (A) At the time of the filing of the Original Registration Statement, (B) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the 1933 Act (whether such amendment was by post−effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the 1934 Act or form of prospectus), (C) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c)) of the 1933 Act Regulations ("Rule 163(c)") made any offer relating to the Shares in reliance on the exemption of Rule 163 of the 1933 Act Regulations ("Rule 163") and (D) at the date hereof, the Company was and is a "well−known seasoned issuer" as defined in Rule 405 of the 1933 Regulations ("Rule 405") and meets each requirement for the use of Form F−3 under the 1933 Act. The Registration Statement is an "automatic shelf registration statement," as defined in Rule 405, and the Underlying Shares, since their registration on the Registration Statement, have been and shall remain eligible for registration by the Company on a Rule 405 "automatic shelf registration statement." The Company has not received from the Commission any notice pursuant to Rule 401(g)(2) of the 1933 Act Regulations objecting to the use of the automatic shelf registration form.

(ii)          Registration Statement, Prospectus and Disclosure at Time of Sale. The Original Registration Statement became effective upon filing under Rule 462(e) on June 5, 2009, any post−effective amendment thereto also became effective upon filing under Rule 462(e) and the Registration Statement, at the Applicable Time, meets the requirements set forth in Rule

415(a)(1)(x) of the 1933 Act. No stop order suspending the effectiveness of the Registration Statement has been issued under the 1933 Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission, and any request on the part of the Commission for additional information has been complied with.

Any offer that is a written communication relating to the Securities made prior to the filing of the Original Registration Statement by the Company or any person acting on its behalf (within the meaning, for this paragraph only, of Rule 163(c)) has been filed with the Commission in accordance with the exemption provided by Rule 163 and otherwise complied with the requirements of Rule 163, including without limitation the legending requirement, to qualify such offer for the exemption from Section 5(c) of the 1933 Act provided by Rule 163.

At the respective times the Original Registration Statement and any post-effective amendments thereto became effective, at each deemed effective date with respect to the Underwriters pursuant to Rule 430A(b) or 430B(f)(2) of the 1933 Act Regulations and at the Closing Time (and, if any Option Securities are purchased, at the Date of Delivery), the Registration Statement and any amendments and supplements thereto complied and will comply in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations and did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

Neither the Prospectus nor any amendments or supplements thereto, at the time the Prospectus or any such amendment or supplement was issued and at the Closing Time (and, if any Option Securities are purchased, at the Date of Delivery), included or will include an untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading and the opinions, analyses and forecasts, if any, included in the Prospectus or any amendments or supplements thereto were given in light of circumstances and based on assumptions that the Company believes to be reliable and accurate in all material respects.

As of the Applicable Time (as defined below), neither (x) the Issuer General Use Free Writing Prospectus(es) (as defined below) issued at or prior to the Applicable Time and the Statutory Prospectus (as defined below) as of the Applicable Time and the information included on Schedule B hereto, all considered together (collectively, the "General Disclosure Package"), nor (y) any individual Issuer Limited Use Free Writing Prospectus, when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

As used in this subsection and elsewhere in this Agreement:

"Applicable Time" means 7:30 p.m. (Eastern time) on March 23, 2010 or such other time as agreed by the Company and the International Representatives.

"Statutory Prospectus" as of any time means the prospectus relating to the Securities that is included in the Registration Statement immediately prior to that time, including any document incorporated by reference therein.

"Issuer Free Writing Prospectus" means any "issuer free writing prospectus," as defined in Rule 433 of the 1933 Act Regulations ("Rule 433"), relating to the Securities that (i) is required to be filed with the Commission by the Company, (ii) is a "road show that is a written communication" within the meaning of Rule 433(d)(8)(i) whether or not required to be filed with the Commission or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) because it contains a description of the Securities or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company's records pursuant to Rule 433(g).

"Issuer General Use Free Writing Prospectus" means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors (other than a Bona Fide Electronic Road Show (as defined below)), as evidenced by its being specified in Schedule C hereto.

"Issuer Limited Use Free Writing Prospectus" means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.

The Company has made available a "bona fide electronic road show," as defined in Rule 433, in compliance with Rule 433(d)(8)(ii) (the "Bona Fide Electronic Road Show") such that no filing of any "road show" (as defined in Rule 433(h)) is required in connection with the offering of the Securities.

Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Securities or until any earlier date that the issuer notified or notifies the International Representatives as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in (a) the Registration Statement or the Prospectus, (b) any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified, or (c) the ADS Registration Statement.

The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement, any preliminary prospectus, the Prospectus, the ADS Registration Statement or any Issuer Free Writing Prospectus made in reliance upon and in conformity with written information furnished to the Company by any International Underwriter through the International Representatives expressly for use therein, it being understood and agreed that the only such information is that described as such in Section 6(a) hereof.

Each preliminary prospectus (including the prospectus or prospectuses filed as part of the Original Registration Statement or any amendment thereto) complied when so filed in all material respects with the 1933 Act Regulations and each preliminary prospectus and the Prospectus delivered to the International Underwriters for use in connection with this offering was identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

At the time of filing the Original Registration Statement and any post-effective amendments thereto, at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the 1933 Act Regulations) of the Securities and at the date hereof, the Company was not and is not an "ineligible issuer," as defined in Rule 405 of the 1933 Act Regulations.

(iii)       Compliance with ADS Registration Requirements. (a) An ADS Registration Statement has been filed with the Commission and has become effective pursuant to the 1933 Act Regulations, (b) no stop order suspending the effectiveness of the ADS Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the knowledge of the Company, threatened by the Commission, (c) the ADS Registration Statement complies and, as amended or supplemented, if applicable, will comply in all material respects with the 1933 Act and the 1933 Act Regulations, and (d) the ADS Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading.

(iv)         Incorporated Documents. The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the Prospectus, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the 1934 Act and the rules and regulations of the Commission thereunder (the "1934 Regulations"), and, when read together with the other information in the Prospectus, (a) at the time the Original Registration Statement became effective, (b) at the earlier of the time the Prospectus was first used and the date and time of the first contract of sale of Shares in the offering and (c) at the Closing Time, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(v)          Independent Accountants. The independent auditors certified in the financial statements included in the Registration Statement are independent public accountants as required by the 1933 Act and the 1933 Act Regulations.

(vi)         Financial Statements. The financial statements included in the Registration Statement and the General Disclosure Package and the Prospectus, together with the related notes, present fairly the financial position of the Company and its consolidated subsidiaries at the dates indicated and the consolidated results of operations and statement of cash flows of the Company and its consolidated subsidiaries for the periods specified; such financial statements have been prepared in conformity with the accounting practices adopted in Brazil pursuant to Brazilian Law No. 6,404/76, as amended, the rules and regulations of the CVM and the accounting standards and pronouncements issued by the Institute of Independent Auditor of Brazil - IBRACON, the Federal Accounting Council - CFC and the Accounting Standards Committee – CPC (together, "Brazilian GAAP"), applied on a consistent basis throughout the periods involved and include a reconciliation to accounting principles generally accepted in the United States ("US GAAP") applied on a consistent basis during the period involved; nothing has come to the attention of the Company that has caused the Company to believe that the statistical and market-related data included in the Registration Statement, the General Disclosure Package and the Prospectus, is not based on or derived from sources that are reliable and accurate in all material respects; other financial and statistical information provided in the Registration Statement, the General Disclosure Package and the Prospectus, insofar as it may be derived from the financial statements and books and records of the Company, is correct and was fairly prepared on a basis consistent with the financial statements and books and records of the Company. The selected financial data and the summary financial information included in the Prospectus and the Registration Statement present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included in the Registration Statement. All disclosures contained in the Registration Statement, the General Disclosure Package or the Prospectus regarding "non-GAAP financial measures" (as such term is defined by the rules and regulations of the Commission) comply with Regulation G of the 1934 Act and Item 10 of Regulation S-K of the 1933 Act, to the extent applicable.

(vii)        No Material Adverse Change in Business. Since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectus, except as otherwise stated therein, there has been no Material Adverse Effect. For the purposes of this agreement "Material Adverse Effect" shall mean (i) any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business and (ii) any material adverse effect on the ability of the Company to perform its obligations under the Underwriting Agreements or the Deposit Agreement.

(viii)       Good Standing of the Company. The Company has been duly incorporated and is validly existing as a sociedade por ações in good standing (to the extent that good standing is applicable under Brazilian law) under the laws of Brazil, with full corporate power and authority to own or lease, as the case may be and operate its properties and to conduct its business as described in the Prospectus and the Registration Statement and to enter into and perform its obligations under this Agreement; and the Company is duly qualified to do business in Brazil and as a foreign corporation in each other jurisdiction where the ownership or leasing of its properties or the conduct of its business requires such qualification, except where the failure to be so qualified could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ix)          Good Standing of Subsidiaries. Each "significant subsidiary" of the Company (as such term is defined in Rule 1-02 of Regulation S-X) (each a "Subsidiary" and, collectively, the "Subsidiaries") has been duly organized or formed, as the case may be, and is validly existing as a corporation or a limited liability company (limitada), as applicable, under the laws of Brazil, has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus and the Registration Statement and is duly qualified as a foreign corporation to transact business in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify could not be expected to result in a Material Adverse Effect; except as otherwise disclosed in the Prospectus and the Registration Statement and to the extent it would not reasonably be expected to result in a Material Adverse Effect, all of the issued and outstanding capital stock of each such Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the outstanding shares of capital stock of any Subsidiary was issued in violation of the preemptive or similar rights of any securityholder of such Subsidiary. Each Significant Subsidiary (as such term is defined in Rule 1-02 of Regulation S-X) of the Company is listed on Exhibit 8.1 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2009 as filed with the Commission on March 10, 2010.

(x)           Capitalization. The Company has the capitalization as set forth in the Prospectus and the Registration Statement in the column entitled "Actual" under the caption "Capitalization" (except for subsequent issuances, if any, pursuant to this Agreement, pursuant to reservations, agreements or employee benefit plans referred to in the Prospectus and the Registration Statement or pursuant to the exercise of convertible securities or options referred to in the Prospectus and the Registration Statement). All of the Underlying Shares to be sold by the Company have been duly authorized and when issued and delivered against payment therefore as provided herein and in the Brazilian Underwriting Agreement, will be duly and validly issued and fully paid in compliance with all applicable Brazilian laws and without violation of any preemptive right, resale rights, right of first refusal or similar right.

(xi)          Authorization of Agreement. Each of the Underwriting Agreements and the Deposit Agreement (together the "Transaction Documents") has been duly authorized, executed and delivered by the Company; the Company has full power and authority to enter into and perform its obligations under the Transaction Documents to which it is a party and, assuming due authorization, execution and delivery thereof by each party to those documents (other than the Company), each of the Transaction Documents constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except to the extent that the indemnity and contribution provisions may be limited by applicable legislation, subject, as to the enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting creditors' rights generally from time to time in affect and to general principles of equity.

(xii)         No Further Consents in Respect of the Sale of the Securities. Except as otherwise disclosed in the Registration Statement, no approval, authorization, consent or order of, or filing with, any national, state or local governmental or regulatory commission, board, body authority or agency is required in connection with the sale of the Shares and the ADSs or the consummation of the transactions contemplated in the Transaction Documents, except (a) such as may be required from the Brazilian Central Bank (Banco Central do Brasil) (the "Central Bank"), the CVM and ANBIMA relating to the Deposit Agreement, (b) from the CVM and ANBIMA relating to the offering of the Brazilian Securities in Brazil (the "Brazilian Offering") and the offering of the ADSs as provided for in this Agreement and in the Brazilian Underwriting Agreement, (c) from BM&FBOVESPA relating to the listing and trading of the Securities on the BM&FBOVESPA, (d) from the Central Bank and the CVM relating to the payment of the fees, commissions and expenses contemplated by this Agreement and the Deposit Agreement under Annex V to Resolution No. 1,289 of March 20, 1987, as amended, ("Annex V") of the Conselho Monetário Nacional ("CMN"), (e) such as may be required by the securities or Blue Sky laws of the States of the United States or securities laws of other jurisdictions in connection with the placement, offer and sale of the Securities, and (f) such as required under the rules and regulations of the Financial Industry Regulatory Authority (the "FINRA") or the rules of the New York Stock Exchange, Inc. (the "NYSE") as they relate to the listing of the ADSs, all of which have been obtained or will be duly obtained (except for those described in clause (d) and in clause (e), specifically with respect to any payment outside Brazil pursuant to Sections 6 or 7 hereof) prior to the Closing Time.

(xiii)        Agreement Enforceable in Brazil. To ensure the legality, validity, enforcement or admissibility into evidence of this Agreement and the Deposit Agreement, it is not necessary that they be filed or recorded with any court or other authority in Brazil or that any tax or fee be paid in Brazil on or in respect of the Underwriting Agreements or any other document, other than court costs, including (without limitation) filing fees and except that (a) the signatures of the parties thereto shall have been notarized by a notary public licensed as such under the law of the place of signing and the signature of such notary public shall have been legalized by a Brazilian Consulate and (b) this Agreement shall have been translated into Portuguese by a sworn translator and registered with the competent Registry of Titles and Deeds in Brazil.

(xiv)       Deposit Agreement is Enforceable. The Deposit Agreement has been duly authorized, executed and delivered by the Company and assuming the Depositary has satisfied those legal requirements that are applicable to it to the extent necessary to make the Deposit Agreement enforceable against it, constitutes a valid, binding and enforceable agreement of the Company, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium and other similar laws affecting the rights of creditors generally and the application of general equitable principles, and, upon issuance by the Depositary of ADRs evidencing ADSs against the deposit of Underlying Shares in respect thereof in accordance with the provisions of the Deposit Agreement, such ADRs will be duly and validly issued and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement and the Deposit Agreement and the ADRs conform in all material respects to the descriptions thereof in the Registration Statement and the Prospectus.

(xv)        Common Stock and ADSs Conform to Statements in Prospectus. The Common Stock of the Company and the ADSs conform in all material respects to the descriptions thereof contained in the Registration Statement and the Prospectus; and no holder of the Securities will be subject to personal liability by reason of being such a holder.

(xvi)       No Restriction on Transfer. Except for as set forth in Section 1(a)(xlvii) hereof, the Underlying Shares are not subject to any restrictions on transfer pursuant to the Company's by-laws, Brazilian law or any agreement or other instrument to which the Company is a party that have not been effectively waived.

(xvii)      Absence of Defaults and Conflicts. Except as otherwise disclosed in the Registration Statement, the Prospectus and the General Disclosure Package, neither the Company nor any of its Subsidiaries is in violation of its charter or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any Subsidiary is subject (collectively, "Agreements and Instruments") except for such defaults that could not reasonably be expected to result in a Material Adverse Effect; and the execution, delivery and performance of the Underwriting Agreements and the consummation of the transactions contemplated herein, in the Deposit Agreement, the Registration Statement and the Prospectus (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described in the Registration Statement and the Prospectus under the caption "Use of Proceeds") and compliance by the Company with its obligations hereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any Subsidiary pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that could not reasonably be expected to result in a Material Adverse Effect), nor will such action result in any violation of the provisions of (i) the charter or by-laws of the Company or any Subsidiary or (ii) any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any Subsidiary or any of their assets, properties or operations, provided in the case of (ii) only, except for such violations that would not have a Material Adverse Effect. As used herein, a "Repayment Event" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any Subsidiary.

(xviii)     Listing of Common Stock and ADSs. The Common Stock is listed and traded on the Novo Mercado segment of the BM&FBOVESPA, and the Company has not received any notice of any proceedings relating to the delisting of the Common Stock from BM&FBOVESPA.

The ADSs are listed and traded on the NYSE, and the Company has not received any notice of any proceedings relating to the delisting of the ADSs from the NYSE.

(xix)        Compliance with Listing Requirements. The Company is in compliance in all material respects with the applicable requirements, rules, guidelines and regulations of the NYSE.

(xx)         Absence of Labor Dispute. Except as disclosed in the Registration Statement, the Prospectus and the General Disclosure Package, no labor dispute with the employees of the Company or any Subsidiary exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any Subsidiary's principal suppliers, manufacturers, customers or contractors, which, in either case, would result in a Material Adverse Effect.

(xxi)        Absence of Proceedings. Except as otherwise disclosed in the Registration Statement, the Prospectus and the General Disclosure Package, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending or threatened or to the Company's knowledge after due inquiry, contemplated to which the Company or any Subsidiary or any of their respective directors or officers is or would be a party or of which any of their respective properties is or would be subject at law or in equity, before or by any federal, state, local or foreign governmental or regulatory commission, board, body, authority or agency, except any such action, suit claim, investigation or proceeding which could not reasonably be expected to result in a judgment, decree or order having, individually or in the aggregate, a Material Adverse Effect.

(xxii)       Accuracy of Exhibits. There are no contracts or documents which are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits thereto which have not been so described and filed as required.

(xxiii)      Possession of Intellectual Property. Except as disclosed in the General Disclosure Package, the Registration Statement and the Prospectus, the Company and its Subsidiaries own, possess, license or have other rights to use, on reasonable terms, all trade and service marks, trade and service marks registrations, trade names, copyrights, licenses, patents, patent rights, inventions, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) and other intellectual property necessary for the conduct of the Company's business as now conducted (collectively, "Intellectual Property"), and neither the Company nor any of its Subsidiaries has received any notice of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding), singly or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

(xxiv)      No Claims for Fees in Respect of the Offering. Other than the Underwriting Agreements, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against either the Company or any International Underwriter for a brokerage commission, finder's fee or other like payment in connection with this offering.

(xxv)       Dividends Can Be Paid in Reais. No approvals are currently required in Brazil in order for the Company to pay dividends, interest attributable to shareholders' equity or other distributions declared by the Company to the holders of Common Stock and except as disclosed in the General Disclosure Package, in the Registration Statement and in the Prospectus, under current laws and regulations of Brazil and any political subdivision thereof, any amounts payable with respect to the Common Stock upon liquidation of the Company or upon redemption thereof and dividends, interest attributable to shareholders' equity and other distributions declared and payable on the Common Stock, including those in the form of ADSs, may be paid by the Company to the holder thereof in Brazilian reais, so long as the ADR program remains registered with the Central Bank and the CVM pursuant to Annex V of the CMN, which may be converted into foreign currency and freely transferred out of Brazil. Except as disclosed in the General Disclosure Package, in the Registration Statement and in the Prospectus, no such payments made to holders thereof or therein who are non-residents of Brazil are subject to income, withholding or other taxes under the laws and regulations of Brazil or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining governmental authorization in Brazil or any political subdivision or taxing authority thereof of therein as long as the investment in respect of the Common Stock is registered with the Central Bank and the CVM.

(xxvi)      Absence of Manipulation. Except for in connection with the stabilization activities to be carried out by JPMorgan hereunder and as provided for under the Brazilian Underwriting Agreement, neither the Company, any Subsidiary of the Company nor, to the best of the Company's knowledge, any affiliate of the Company has taken, nor will the Company, any Subsidiary of the Company or, to the best of the Company's knowledge, any affiliate of the Company take, directly or indirectly, any action which is designed to or which has constituted or which would reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(xxvii)     Possession of Licenses and Permits. Except as otherwise disclosed in the Registration Statement, the Prospectus and the General Disclosure Package, each of the Company and its Subsidiaries has all necessary licenses, authorizations, approvals and consents and has made all necessary filings required under the appropriate federal, state, local or foreign law, regulation or rule and has obtained all necessary authorizations, approvals and from other persons in order to conduct its respective business, except where the absence of such a license, authorization, consent, approval or filing could not reasonably be expected to have a Material Adverse Effect; neither the Company nor any of its Subsidiaries is in violation of, or default under, or has received notice of any proceedings relating to revocation or modification of, any such license, authorization, consent or approval or any federal, state, local or foreign law, regulation or rule or any decree, order or judgment applicable to the Company or any of its Subsidiaries, except where such violation, default, revocation or modification could not reasonably be expected to have a Material Adverse Effect.

(xxviii)    Title to Property. Except as described in the Registration Statement, the Prospectus and the General Disclosure Package, the Company and its subsidiaries (i) have good and marketable title to all real property owned by the Company and its subsidiaries and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind, except where the failure to have good and marketable title would not reasonably be expected to have a Material Adverse Effect and (ii) owns or leases all properties described therein necessary to the conduct of its operation as currently conducted free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except where the failure to be so could not reasonably be expected to have a Material Adverse Effect; except as otherwise disclosed in the Registration Statement, the Prospectus and the General Disclosure Package, all the rent and leasing agreements in which the Company or any of its subsidiaries is a party are valid and in full force and effect, except where the failure to be so could not be expected to have a Material Adverse Effect.

(xxix)      Investment Company Act; PFIC. The Company is not required, and upon the issuance and sale of the Securities as herein contemplated and the application of the net proceeds therefrom as described in the Prospectus will not be required, to register as an "investment company" under the Investment Company Act of 1940, as amended (the "1940 Act"); the Company does not believe it is, and after giving effect to the offering and sale of the securities does not believe it will be, a "passive foreign investment company" as such term is defined in Section 1297(a) of the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

(xxx)       Environmental Laws – No Violation. Except as described in the Registration Statement, the Prospectus and the General Disclosure Package, the Company and its subsidiaries (A) are not in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or Rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"), (B) the Company and its subsidiaries have received all permits, licenses, authorizations and approvals required under any applicable Environmental Laws to conduct their respective businesses and are each in compliance with their requirements, and (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries; except as would not, singly or in the aggregate, result in a Material Adverse Effect.

(xxxi)      Environmental Laws – Periodic Review. In the ordinary course of its business, the Company reviews the effect of Environmental Laws on the business, operations and properties of the Company and the Subsidiaries; on the basis of such review, the Company is not aware of any associated costs and liabilities that could, singly or in the aggregate, have a Material Adverse Effect.

(xxxii)     Company Submits to Jurisdiction of the State of New York. The Company has the power to submit, and pursuant to Section 13 of this Agreement has legally, validly, effectively and irrevocably submitted, to the jurisdiction of any state court of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, and has the power to designate, appoint and empower, and pursuant to Section 13 of this Agreement, has legally, validly and effectively designated, appointed and empowered National Corporate Research Limited for service of process in any suit or proceeding based on or arising under this Agreement in any state court of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York.

(xxxiii)    Choice of Law is Valid. The Company is not aware of any reason to believe that the choice of New York law as the law governing this Agreement is invalid under the laws of Brazil provided it does not violate Brazilian sovereignty, public policy or good morals.

(xxxiv)    Judgments Enforceable by Court of Brazil. Any final judgment for a fixed or readily calculable sum of money rendered by any court of the State of New York or of the United States located in the State of New York having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Company based on this Agreement would be declared enforceable against the Company by the courts of Brazil without reexamination, review of the merits of the cause of action in respect of which the original judgment was given or relitigation of the matters adjudicated upon or payment of any stamp, registration or similar tax or duty, provided that such judgment fulfills all the enforceability requirements as described under the caption "Service of Process and Enforcement of Judgments" in the Registration Statement, the Prospectus and the General Disclosure Package. The Company is not aware of any reason why this Agreement and the enforcement in Brazil of such a judgment would be contrary to the national sovereignty, public policy or good morals in Brazil or any political subdivision thereof.

(xxxv)     Company is Solvent. On and immediately after the Closing Time and any Date of Delivery, the Company, after giving effect to the issuance of the Shares will be Solvent. As used in this paragraph, the term "Solvent" means, with respect to a particular date, that on such date the Company is not insolvent (as that term is defined under Brazilian law), including, without limitation, that fact that: (i) the fair market value of the Company's assets is greater that its total amount of liabilities (including its contingent liabilities), (ii) the present fair salable value of the Company's assets is greater than the amount that will be required to pay the Company's probable liabilities on its debts as they become absolute and matured, (iii) the Company is able to realize upon its assets and pay its debts and other liabilities, contingent obligations and commitments as they mature and become due and (iv) the Company does not have unreasonably small capital.

(xxxvi)    Registration Rights. There are no persons with registration rights or other similar rights to have any securities registered pursuant to the Registration Statement or otherwise registered by the Company under the 1933 Act.

(xxxvii)   Accounting Controls and Disclosure Controls. The Company and each of its subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management's general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with Brazilian GAAP and to maintain accountability for assets;

(C) access to assets is permitted only in accordance with management's general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(xxxviii)  Internal Control over Financial Reporting. The Company and each of its Subsidiaries has a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) of the Exchange Act) that complies with the requirements of the Exchange Act and has been designed by the Company's principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company and each of its Subsidiaries reasonably believe their respective internal controls over financial reporting are effective are not aware of any material weakness in their respective internal controls over financial reporting.

(xxxix)     Compliance with the Sarbanes-Oxley Act. The Company is in compliance with all provisions of the Sarbanes-Oxley Act of 2002 and all rules and regulations promulgated thereunder or implementing the provisions thereof (the "Sarbanes-Oxley Act") that are in effect and with which the Company is required to comply.

(xl)         Payment of Taxes. Except as disclosed in the Registration Statement, the Prospectus and the General Disclosure Package, each of the Company and its Subsidiaries has filed or caused to be filed all tax returns which are required to be filed and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it by any governmental authority to the extent that any of the foregoing is due and payable (except such taxes, assessments or levies as are not yet due or are currently being contested in good faith and for which adequate reserves have been provided in accordance with Brazilian GAAP), except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(xli)        Brazilian Taxation. Except as disclosed in the Registration Statement, the Prospectus and the General Disclosure Package, there is no tax, duty, levy, impost, deduction, charge or withholding (including any interests and fines) imposed by Brazil or any political subdivision thereof or taxing authority therein either (a) on or by virtue of the Company's execution, delivery, performance or enforcement of the Transaction Documents or of any other document to be furnished hereunder or thereunder, or (b) on any payment to be made pursuant to Transaction Documents, except for the Corporate Income Taxes (Imposto de Renda das Pessoas Jurídicas – IRPJ and Contribuição Social sobre o Lucro Líquido – CSLL), the Taxes on Revenues or on Import of Goods and Services (Programa de Integração Social – PIS and Contribuição para Financiamento da Seguridade Social – COFINS ), the Tax on Services (Imposto- sobre Serviços de Qualquer Natureza – ISS), the Tax on Foreign Exchange and Financial Transactions (Impostos sobre Operações de Crédito, Câmbio e Seguras au relativos a Títulos e Valores Mobiliários – IOF), the Withholding Income Tax (Imposto de Renda Retido na Fonte – IRFonte) and the Contribution on Economic Intervention (Contribuição de Intervenção no Domínio Econômico – CIDE), as applicable. Under current and, to the knowledge of the Company, proposed or pending Brazilian laws and regulations, all dividends either in cash or any other form, paid on the Securities are not subject to any Brazilian withholding or other tax, except as otherwise disclosed in the Registration Statement, the Prospectus and the General Disclosure Package.

(xlii)       Insurance. Except as otherwise disclosed in the Registration Statement, the Prospectus and the General Disclosure Package, the Company and its subsidiaries maintain insurance, with insurers of recognized financial responsibility against such losses and risks and in such amount as are prudent and customary in the businesses and in the geographical regions in which they are engaged and all such insurance is in full force and effect. The Company has no reason to believe that it or any Subsidiary will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that could not reasonably be expected to have a Material Adverse Effect.

(xliii)      Subsidiary Dividends and Loan Repayments. Except as disclosed in the Registration Statement, the Prospectus and the General Disclosure Package, or as would not have a Material Adverse Effect, no subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary's capital stock or from repaying to the Company any loans or advances to such Subsidiary from the Company.

(xliv)      No Illegal Payments. Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the

Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA") or of comparable Brazilian law, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or of comparable Brazilian law and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and comparable Brazilian law and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(xlv)       Foreign Private Issuer. The Company is a "foreign private issuer," as defined in Rule 405.

(xlvi)      No Sales in Preceding Six Months. Except as described in the General Disclosure Package, the Company has not sold, issued or distributed any Common Stock during the six-month period preceding the date hereof, including any sales pursuant to Rule 144A, Regulation D or S under the 1933 Act.

(xlvii)     Money Laundering Laws. The operations of the Company are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(xlviii)    OFAC. Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(xlix)      Brazilian Disclosure. There are no material differences between the disclosure included in each of (A) the Prospectus, the Registration Statement and the General Disclosure Package and (B) the Brazilian Prospectus and the Brazilian Registration Statement.

(b)          Officer's Certificates. Any certificate signed by any officer of the Company or any of its subsidiaries delivered to the International Representatives or to counsel for the International Underwriters shall be deemed a representation and warranty by the Company to each International Underwriter as to the matters covered thereby.

SECTION 2.   Sale and Delivery to International Underwriters; Closing.

(a)           Firm ADSs. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to each International Underwriter, severally and not jointly, in the respective amounts set forth in Schedule A opposite the name of the each International Underwriter and each International Underwriter, severally and not jointly, agrees to purchase from the Company, at the price per Firm ADS set forth in Schedule B, that number of Firm ADSs set forth in Schedule A opposite the name of such International Underwriter, plus any additional number of Firm ADSs which such International Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof, subject, in each case, to such adjustments among the International Underwriters as the International Representatives in their sole discretion shall make to eliminate any sales or purchases of fractional securities.

(b)           Option Securities. In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth the Company hereby grants an option to JPMorgan, and/or its affiliates, to purchase up to an additional 5,550,000 Option ADSs, minus one half of the number of Option Brazilian Shares purchased by Banco J.P. Morgan S.A., at the price per Option ADS set forth in Schedule B, such option to be exercised by JPMorgan, and/or its affiliates, at its sole discretion, upon notification to Itaú, Votorantim and UBS. The option hereby granted will expire 30 days after the date hereof and may be exercised in whole or in part from time to time only for the purpose of covering overallotments which may be made in connection with the offering and distribution of the Firm ADSs upon notice by JPMorgan, after notification to Itaú, Votorantim and UBS, to the Company setting forth the number of Option ADSs as to which JPMorgan is then exercising the option and the time and date of payment and delivery for such Option ADSs. Any such time and date of delivery (a "Date of Delivery") shall be determined by JPMorgan upon notification to Itaú, Votorantim and UBS, but shall not be later than seven full business days after the exercise of said option, nor in any event prior to the Closing Time, as hereinafter defined. If the option is exercised as to all or any portion of the Option ADSs, JPMorgan will purchase all of such Option ADSs as to which the option has been exercised.

(c)           Provisions Relating to the ADSs. The Common Stock has been placed in custody with a custodian in accordance with the instructions of the Depositary.

(d)           Payment. Payment of the purchase price for the Firm ADSs shall be made at the offices of Clifford Chance US LLP, 31 West 52nd Street, New York, New York 10019, or at such other place as shall be agreed upon by the International Representatives and the Company, at 9:00 A.M. (Eastern time) on the third (fourth, if the pricing occurs after 4:30 P.M. (Eastern time) on any given day) business day after the date hereof (unless postponed in accordance with the provisions of Section 10), or such other time not later than ten business days after such date as shall be agreed upon by the International Representatives and the Company (such time and date of payment and delivery being herein called the "Closing Time").

In addition, in the event that any or all of the Option ADSs are purchased by JPMorgan, payment of the purchase price for, and delivery of certificates for, such Option ADSs shall be made at the above-mentioned offices, or at such other place as shall be agreed upon by JPMorgan and the Company, on each Date of Delivery as specified in the notice from JPMorgan to the Company.

Payment shall be made to the Company by wire transfer of immediately available funds to bank account(s) designated by the Company against delivery to the International Representatives for the respective accounts of the International Underwriters of certificates for the Securities to be purchased by them. It is understood that each International Underwriter has authorized the International Representatives, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the ADSs, if any, which it has agreed to purchase. JPMorgan individually and not as representative of the International Underwriters, may (but shall not be obligated to) make payment of the purchase price for any ADSs, if any, to be purchased by any International Underwriter whose funds have not been received by the Closing Time or the relevant Date of Delivery, as the case may be, but such payment shall not relieve such International Underwriter from its obligations hereunder and such International Underwriter shall immediately reimburse JPMorgan on the same day that JPMorgan makes any such payment, or shall pay to JPMorgan interest on any such due and unpaid amount at rate of the U.S. federal funds rate per annum.

(e)           Denominations; Registration. Certificates for the Firm ADSs and the Option ADSs, if any, shall be in such denominations and registered in such names as the International Representatives may request in writing at least one full business day before the Closing Time or the relevant Date of Delivery, as the case may be. The certificates for the Firm ADSs and the Option ADSs, if any, will be made available for examination and packaging by the International Representatives in The City of New York not later than 10:00 A.M. (Eastern time) on the business day prior to the Closing Time or the relevant Date of Delivery, as the case may be.

(f)           Satisfaction of Closing Conditions. Unless waived or otherwise agreed in writing by all parties to this Agreement, the documents to be delivered in satisfaction of the conditions set forth in Section 5 of this Agreement shall be delivered before the delivery of any ADSs on the Closing Date and any Date of Delivery, as applicable, at or prior to 9:00 a.m. (Brazilian time) on such date. Such documents shall be delivered at the offices of Clifford Chance US LLP, or to such other location as the International Underwriters shall agree.

SECTION 3.   Covenants of the Company.

(a)           Covenants of the Company. The Company covenants with each International Underwriter as follows:

(i)           Compliance with Securities Regulations and Commission Requests. The Company, subject to Section 3(a)(ii) hereof, will comply with the requirements of Rule 430A, 430B or 430C and will notify the International Representatives immediately (i) when any post-effective amendment to the Registration Statement shall become effective, or any supplement to the Prospectus or any amended Prospectus shall have been filed, (ii) of the receipt of any comments from the Commission, (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or for additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any preliminary prospectus, or of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes or of any examination pursuant to Section 8(e) of the 1933 Act concerning the Registration Statement and (v) if the Company becomes the subject of a proceeding under Section 8A of the 1933 Act in connection with the offering of the Securities. The Company will effect the filings required under Rule 424(b), in the manner and within the time period required by Rule 424(b) (without reliance on Rule 424(b)(8)), and will take such steps as it deems necessary to ascertain promptly whether the form of prospectus transmitted for filing under Rule 424(b) was received for filing by the Commission and, in the event that it was not, it will promptly file such prospectus. The Company will make every reasonable effort to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest practicable moment.

(ii)          Filing of Amendments and Exchange Act Documents. The Company will give the International Representatives notice of its intention to file or prepare any amendment to the Registration Statement or any amendment, supplement or revision to either the prospectus included in the Registration Statement at the time it became effective (including any prospectus included in the Original Registration Statement or amendment thereto at the time it became effective) or to the Prospectus, and will furnish the International Representatives with copies of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the International Representatives or counsel for the International Underwriters shall reasonably object. The Company will give the International Representatives notice of its intention to make any such filing from the Applicable Time to the Closing Time and will furnish the International Representatives with copies of any such documents a reasonable amount of time prior to such proposed filing, as the case may be, and will not file or use any such document to which the International Representatives or counsel for the International Underwriters shall reasonably object.

(iii)         Delivery of Registration Statements. The Company has furnished or will deliver to the International Representatives and counsel for the International Underwriters, without charge, signed copies of the Registration Statement and of each amendment thereto (including a copy of exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein or otherwise deemed to be a part thereof) and signed copies of all consents and certificates of experts, and will also deliver to the International Representatives, without charge, a conformed copy of the Original Registration Statement and of each amendment thereto (including a copy of exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein or otherwise deemed to be a part thereof) for each of the International Underwriters. The copies of the Original Registration Statement and each amendment thereto furnished to the International Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(iv)         Delivery of Prospectuses. The Company has delivered to each International Underwriter, without charge, as many copies of each preliminary prospectus as such International Underwriter reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act. The Company will furnish to each International Underwriter, without charge, during the period when the Prospectus is required to be delivered under the 1933 Act, such number of copies of the Prospectus (as amended or supplemented) as such International Underwriter may reasonably request. The Prospectus and any amendments or supplements thereto furnished to the International Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(v)         Continued Compliance with Securities Laws. The Company has complied with and will comply with the 1933 Act and the 1933 Act Regulations so as to permit the completion of the distribution of the ADSs as contemplated in this Agreement and in the Prospectus. The Company agrees to advise the International Underwriters as promptly as practicable of the occurrence of any event prior to the completion of the transactions contemplated by the Transaction Documents that could require the making of any change to the Registration Statement so that such Registration Statement would not include an untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser. If at any time when a prospectus is required by the 1933 Act to be delivered in connection with sales of the ADSs, any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the International Underwriters or for the Company, to amend the Registration Statement or amend or supplement the Prospectus in order that the Prospectus will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, or if it shall be necessary, in the opinion of such counsel, at any such time to amend the Registration Statement or amend or supplement the Prospectus in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations, the Company will promptly prepare and file with the Commission, subject to Section 3(a)(ii) hereof, such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement comply with such requirements, and the Company will furnish to the International Underwriters such number of copies of such amendment or supplement as the International Underwriters may reasonably request. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement relating to the ADSs or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances, prevailing at that subsequent time, not misleading, the Company will notify the International Representatives as promptly as practicable and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(vi)         Blue Sky Qualifications. The Company will furnish such information as may be required and otherwise will cooperate with the International Representatives in qualifying the ADSs for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the International Representatives may designate and to maintain such qualifications in effect for a period of not less than one year from the later of the effective date of the Registration Statement; provided, however, that the Company shall not be obligated to qualify as a foreign corporation or consent to the service of process under the laws of any jurisdiction (except service of process with respect to the offering and sale of the Securities) or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject; and to reasonably promptly advise the International Representatives of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction, including Brazil, or the initiation or threatening of any proceeding for such purpose.

(vii)        Rule 158. The Company has timely filed and will timely file such reports pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act") as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement (prepared in accordance with Brazilian GAAP and including a reconciliation to US GAAP) for the purposes of, and to provide to the International Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.

(viii)       Use of Proceeds. The Company will use the net proceeds received by it from the sale of the ADSs in the manner specified in the Prospectus under "Use of Proceeds."

(ix)         Absence of Manipulation. Except for the stabilization activities to be carried out by JPMorgan hereunder, the Company will not take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result under Regulation M of the Exchange Act or otherwise, in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities and not to take or omit to take any action (such as issuing any press release relating to any Securities without the

"Stabilization/FMSA legend") which may result in the loss by any stabilizing manager or its agents of the ability to rely on any stabilization safe harbor provided by the Financial Services Authority under the Financial Services and Markets Act 2000.

(x)          Listing on BM&FBOVESPA. The Company will use its best efforts to maintain the listing of the Common Stock on the Novo Mercado segment of the BM&FBOVESPA, to maintain the registration of the Company with the CVM, as long as it is a publicly held company in Brazil, and to obtain the registration of the ADR program with the CVM and the Central Bank.

(xi)         Listing on NYSE. The Company shall use its best efforts to effect the listing of the ADSs sold in this Agreement on the NYSE, including the filing with the NYSE of all required documents and notices for non-US companies that have securities that are traded on the NYSE, except as such filing may have been waived by the NYSE.

(xii)        Filing with CVM, ANBIMA and BM&FBOVESPA. The Company shall file any documents or reports with respect to the Securities required to be filed with the CVM, ANBIMA and the BM&FBOVESPA in the time period required for such filing.

(xiii)       Reporting Requirements. The Company has filed and will file all documents required to be filed with the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and the rules and regulations of the Commission thereunder.

(xiv)      Copies of Communications and Reports. The Company shall furnish to the International Representatives upon request, as soon as practicable (a) copies of any reports or other communications which the Company shall send to its stockholders or shall from time to time publish or publicly disseminate, (b) copies of all annual, quarterly and current reports filed with any securities regulatory authority in Brazil, (c) copies of documents or reports filed with any national securities exchange on which any class of securities of the Company is listed, and (d) such other information as the International Representatives may reasonably request regarding the business and financial condition of the Company or the Subsidiaries, in each case reasonably promptly after such communications, documents or information becomes available.

(xv)        Custody of the Underlying Shares. The Company will deposit its Underlying Shares to be sold hereunder with a custodian in accordance with the instructions of the Depositary or otherwise deliver them as provided under Section 2 hereof and comply with all other terms of the Deposit Agreement so that the ADRs evidencing the ADSs will be executed and delivered to the International Underwriters on the Closing Date or on any Date of Delivery, as the case may be.

(xvi)       Indemnification of the International Underwriters. The Company will indemnify and hold harmless each International Underwriter and its affiliates against any documentary, stamp, sales, transaction or similar issue tax, including any interest and penalties (but excluding any interest or penalties to the extent such interest or penalties arose out of the failure of such International Underwriter to notify the Company promptly of the existence of such taxes payable by the Company), on the creation, issue and sale of the Securities and on the execution and delivery of this Agreement. All payments to be made by the Company to the International Underwriters under this Agreement shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Company shall pay to the International Underwriters such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made. Notwithstanding the foregoing and anything to the contrary in this Agreement, the Company shall have no obligation to indemnify and hold harmless the International Underwriters for any present or future taxes, duties or governmental charges in connection with the payment of underwriting commissions, discounts and fees other than the PIS, COFINS and ISS taxes.

(xvii)      Issuer Free Writing Prospectuses. The Company represents and agrees that, unless it obtains the prior consent of the International Representatives, and each International Underwriter represents and agrees that, unless it obtains the prior consent of the Company and the International Representatives, it has not made and will not make any offer relating to the ADSs that would constitute an "issuer free writing prospectus," as defined in Rule 433, or that would otherwise constitute a "free writing prospectus," as defined in Rule 405, required to be filed with the Commission. Any such free writing prospectus consented to by the Company and the International Representatives is hereinafter referred to as a "Permitted Free Writing Prospectus." The Company represents that it has treated or agrees that it will treat each Permitted Free Writing Prospectus as an "issuer free writing prospectus," as defined in Rule 433, and has complied and will comply with the requirements of Rule 433 applicable to any Permitted Free Writing Prospectus, including timely filing with the Commission where required, legending and record keeping. The Company represents that it has satisfied and agrees that it will satisfy the conditions in Rule 433 to avoid a requirement to file with the Commission any electronic road show.

SECTION 4.   Payment of Expenses.

(a)           Expenses. The Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement including, but not limited to (i) the preparation, printing and filing of the Registration Statement and the ADS Registration Statement (including financial statements and exhibits) as originally filed and of each amendment thereto, (ii) the preparation, printing and delivery to the International Underwriters of this Agreement, any Agreement among International Underwriters and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of Common Stock to the Depositary or of the of the ADSs to the International Underwriters, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of Common Stock or ADSs, (iv) all expenses and taxes incident to (A) the deposit by the Company of the Common Stock with a custodian and the issuance and delivery of the ADRs evidencing the ADSs in exchange therefor by the Depositary to the Company, (B) the sale and delivery of the ADSs by the Company to or for the account of the International Underwriters and (C) the sale and delivery outside Brazil of the ADSs by the International Underwriters to each other and the initial purchasers thereof in the manner contemplated herein, (v) the fees and disbursements of the Company's counsel, accountants and other advisors, (vi) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(a)(vi) hereof, including filing fees and the reasonable fees and disbursements of counsel for the International Underwriters in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vii) the printing and delivery to the International Underwriters of copies of each preliminary prospectus, any Permitted Free Writing Prospectus and of the Prospectus and any amendments or supplements thereto and any costs associated with electronic delivery of any of the foregoing by the International Underwriters to investors, (viii) the fees and expenses of any transfer agent, registrar or depositary, including the fees and expenses (including fees and disbursements of counsel), if any, of the Depositary and any custodian appointed under the Deposit Agreement, other than the fees and expenses to be paid by holders of ADRs (other than the International Underwriters in connection with the initial purchase of the Securities), for the Securities, (ix) the costs and expenses of the Company relating to investor presentations on any "road show" undertaken in connection with the marketing of the Securities, including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, travel and lodging expenses of the officers of the Company and any such consultants, one half of the cost of any aircraft and other transportation chartered in connection with the road show (with the remaining half to be split among the Underwriters in proportion to their fee split in respect of the Securities, being 50% for the account of Itaú, 25% for the account of JP Morgan and 25% for the accounts of Votorantim and UBS) and (x) the filing fees incident to the review by the FINRA of the terms of the sale of the ADSs.

(b)          Termination of Agreement. If this Agreement is terminated by the International Representatives in accordance with the provisions of Section 5, Section 9(a)(i) or Section 11 hereof, the Company shall reimburse the International Underwriters for all of their out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the International Underwriters.

SECTION 5. Conditions of International Underwriters' Obligations. The obligations of the several International Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained in Section 1 hereof or in certificates of any officer of the Company or any subsidiary of the Company delivered pursuant to the provisions hereof, to the performance by the Company of their covenants and other obligations hereunder, and to the following further conditions:

(a)          Effectiveness of Registration Statement. The Registration Statement and the ADS Registration Statement have each become effective and at Closing Time no stop order suspending the effectiveness of the Registration Statement shall have been issued under the 1933 Act or proceedings therefor initiated or threatened by the Commission, and any request on the part of the Commission for additional information shall have been complied with to the reasonable satisfaction of counsel to the International Underwriters. A prospectus containing the Rule 430 Information shall have been filed with the Commission in the manner and within the time frame required by Rule 424(b) without reliance on Rule 424(b)(8) or a post-effective amendment providing such information shall have been filed and declared effective in accordance with the requirements of Rule 430A, Rule 430B or Rule 430C.

(b)           Opinion of United States Counsel for Company – Davis Polk & Wardwell LLP. At Closing Time, the International Representatives shall have received the favorable opinion, dated as of Closing Time, of Davis Polk & Wardwell LLP, United States counsel to the Company, in form and substance satisfactory to United States counsel for the International Underwriters, together with signed or reproduced copies of such letter for each of the other International Underwriters to the effect set forth in Exhibit A hereto and to such further effect as United States counsel to the International Underwriters may reasonably request. In giving such opinion such counsel may rely, as to all matters governed by the laws of jurisdictions other than the law of the State of New York and the federal law of the United States, upon the opinions of counsel satisfactory to the International Representatives. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and its subsidiaries and certificates of public officials.

(c)           Opinion of Brazilian Counsel for Company – Barbosa, Müssnich & Aragão. At Closing Time, the International Representatives shall have received the favorable opinion, dated as of Closing Time, of Barbosa, Müssnich & Aragão, Brazilian counsel to the Company in form and substance satisfactory to United States counsel for the International Underwriters, together with signed or reproduced copies of such letter for each of the other International Underwriters to the effect set forth in Exhibit B hereto and to such further effect as United States counsel to the International Underwriters may reasonably request.

(d)           Opinion of United States Counsel for International Underwriters – Clifford Chance US LLP. At Closing Time, the International Representatives shall have received the favorable opinion, dated as of

Closing Time, of Clifford Chance US LLP, United States counsel for the International Underwriters, together with signed or reproduced copies of such letter for each of the other International Underwriters with respect to the matters set forth in clauses (i) (solely as to preemptive or other similar rights arising by operation of law or under the charter or by-laws of the Company), (iv) through (vi), inclusive and the penultimate paragraph of Exhibit A hereto and Clauses (i), (ii) and (v) (solely as to preemptive or other similar rights arising by operation of law or under the charter or by-laws of the Company) and (xii) (solely as to the information in the Prospectus under "Description of Capital Stock—Common Stock"). In giving such opinion such counsel may rely, as to all matters governed by the laws of jurisdictions other than the law of the State of New York and the federal law of the United States, upon the opinions of counsel satisfactory to the International Representatives. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and its subsidiaries and certificates of public officials.

(e)           Opinion of Brazilian Counsel for International Underwriters – Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados. At Closing Time, the International Representatives shall have received the favorable opinion, dated as of Closing Time, of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Brazilian counsel to the International Underwriters, in form and substance satisfactory to United States counsel for the International Underwriters.

(f)           Opinion of Counsel for Depositary – Patterson, Belknap, Webb & Tyler LLP. At Closing Time, the International Representatives shall have received the favorable opinion, dated as of Closing Time, of Patterson, Belknap, Webb & Tyler LLP, counsel to the Depositary in form and substance satisfactory to United States counsel for the International Underwriters.

(g)           Closing Certificate. At Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Prospectus or the General Disclosure Package, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and the International Representatives shall have received a certificate of the Chief Executive Officer or a Vice President of the Company and of the chief financial or chief accounting officer of the Company, dated as of Closing Time, to the effect that (i) the representations and warranties in Section 1(a) hereof are true and correct with the same force and effect as though expressly made at and as of Closing Time, (ii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to Closing Time, (iii) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or, to their knowledge, contemplated by the Commission and (iv) it confirms the incumbency of the officers of the Company signing this Agreement on behalf of the Company and containing specimen signatures thereof.

(h)           Accountants' Comfort Letters. At the time of the execution of this Agreement, the International Representatives shall have received from each of Terco Grant Thornton Auditores Independentes and PricewaterhouseCoopers Auditores Independentes a letter dated such date, in form and substance satisfactory to the International Representatives, together with signed or reproduced copies of such letter for each of the other International Underwriters containing statements and information of the type ordinarily included in accountants' "comfort letters" to International Underwriters with respect to the financial statements and certain financial information, in the case of PricewaterhouseCoopers Auditores Independentes, other than with respect to the financial statements and certain financial information as of and for the year ended December 31, 2009 and with respect to Construtora Tenda S.A., contained in the Registration Statement and the Prospectus.

(i)            Bring-down Comfort Letters. At Closing Time, the International Representatives shall have received from each of Terco Grant Thornton Auditores Independentes and PricewaterhouseCoopers Auditores Independentes a letter dated such date, in form and substance satisfactory to the International Representatives, together with signed or reproduced copies of such letter for each of the other International Underwriters containing statements and information of the type ordinarily included in accountants' "bring-down comfort letters" to International Underwriters with respect to the financial statements and certain financial information, in the case of PricewaterhouseCoopers Auditores Independentes, other than with respect to the financial statements and certain financial information as of and for the year ended December 31, 2009 and with respect to Construtora Tenda S.A., contained in the Registration Statement and the Prospectus.

(j)            No Objection. The FINRA has confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements.

(k)           Listing of the Securities. The Common Stock shall be listed and trading on the Novo Mercado segment of the BM&FBOVESPA, and the Company shall not have received any notice of any proceedings relating to the delisting of the Common Stock from the BM&FBOVESPA. The ADSs shall have been approved for listing on the NYSE, subject only to official notice of issuance.

(l)            Brazilian Filings in Full Force and Effect. The Brazilian Registration Statement, which has been filed by the Company with the CVM with respect to the Brazilian Offering pursuant to Instrução CVM No. 400 of 29/12/2003 ("Brazilian Securities Law"), as well as the Brazilian Prospectus, have been prepared in accordance with the Brazilian Securities Law and the regulations and rules promulgated thereunder, shall be in full force and effect and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(m)           Brazilian Underwriting Agreement in Full Force and Effect. The Brazilian Underwriting Agreement shall be in full force and effect.

(n)           Conditions to Purchase of Option Securities. In the event that the International Underwriters exercise their option provided in Section 2(b) hereof to purchase all or any portion of the Option Securities, the representations and warranties of the Company contained herein and the statements in any certificates furnished by the Company or any subsidiary of the Company hereunder shall be true and correct as of each Date of Delivery and, at the relevant Date of Delivery, the International Representatives shall have received:

(i)           Closing Certificate. A certificate, dated such Date of Delivery, of the Chief Executive Officer or a Vice President of the Company and of the chief financial or chief accounting officer of the Company confirming that the certificate delivered at the Closing Time pursuant to Section 5(h) hereof remains true and correct as of such Date of Delivery.

(ii)          Opinion of United States Counsel for Company – Davis Polk & Wardwell LLP. The favorable opinion of Davis Polk & Wardwell LLP, United States counsel for the Company in form and substance satisfactory to United States counsel for the International Underwriters, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(b) hereof.

(iii)         Opinion of Counsel for Company – Barbosa, Müssnich & Aragão. The favorable opinion of Barbosa, Müssnich & Aragão Brazilian counsel to the Company in form and substance satisfactory to United States counsel to the International Underwriters, dated such Date of

Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(c) hereof.

(iv)         Opinion of Counsel for International Underwriters – Clifford Chance US LLP. The favorable opinion of Clifford Chance US LLP, counsel for the International Underwriters, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(d) hereof.

(v)          Opinion of Counsel for International Underwriters – Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados. The favorable opinion of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados Brazilian counsel to the International Underwriters, in form and substance satisfactory to United States counsel for the International Underwriters, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(e) hereof.

(vi)         Opinion of Counsel for Depositary – Patterson, Belknap, Webb & Tyler LLP. The favorable opinion of Patterson, Belknap, Webb & Tyler LLP, counsel for the Depositary, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(f) hereof.

(vii)       Bring-down Comfort Letter. A letter from each of PricewaterhouseCoopers Auditores Independentes and Terco Grant Thornton Auditores Independentes, in form and substance satisfactory to the International Representatives and dated such Date of Delivery, substantially in the same form and substance as the letter furnished to the International Representatives pursuant to Section 5(h) hereof, except that the "specified date" in the letter furnished pursuant to this paragraph shall be a date not more than five days prior to such Date of Delivery.

(o)           Additional Documents. At Closing Time and at each Date of Delivery counsel for the International Underwriters shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the ADSs as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the ADSs as herein contemplated shall be satisfactory in form and substance to the International Representatives and counsel for the International Underwriters.

(p)           Termination of Agreement. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement, or, in the case of any condition to the purchase of Option Securities on a Date of Delivery which is after the Closing Time, the obligations of the several International Underwriters to purchase the relevant Option Securities, may be terminated by the International Representatives by notice to the Company at any time at or prior to Closing Time or such Date of Delivery, as the case may be, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7 and 8 shall survive any such termination and remain in full force and effect.

SECTION 6.   Indemnification.

(a)           Indemnification of International Underwriters. (1) The Company agrees to indemnify and hold harmless each International Underwriter, its affiliates, as such term is defined in Rule 501(b) under the 1933 Act (each, an "Affiliate"), directors, officers, selling agents and each person, if any, who controls any International Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i)           against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto) including the Rule 430 Information or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included in any preliminary prospectus, any Issuer Free Writing Prospectus, the Prospectus or the General Disclosure Package (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)          against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that any such settlement is effected with the written consent of the Company;

(iii)         against any and all expense whatsoever, as incurred (including the fees and disbursements of one counsel chosen by the International Representatives), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by any International Underwriter through the International Representatives expressly for use in the Registration Statement (or any amendment thereto), including the Rule 430 Information, or any preliminary prospectus, any Issuer Free Writing Prospectus or the Prospectus (or any amendment or supplement thereto), it being understood and agreed that the only such information furnished in writing by or on behalf of any International Underwriter consists of the names of the International Underwriters at the bottom of the outside front cover page of the Prospectus, the names of the International Underwriters that appear in the chart on page S-71 of the Prospectus, the second paragraph on page S-71 of the Prospectus, the first sentence of the second full paragraph on page S-72 of the Prospectus and the second and third paragraphs on page S-73 of the Prospectus.

(2) Indemnification of Company, Directors and Officers. Each International Underwriter severally agrees to indemnify and hold harmless the Company, its directors, officers and each person, if any, who controls the foregoing within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement and the ADR Registration Statement (or any amendment thereto), including the Rule 430 Information or any preliminary prospectus, any Issuer Free Writing Prospectus or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Company by such International Underwriter through the International Representatives expressly for use therein, it being understood and agreed that the only such information furnished in writing by or on behalf of any International Underwriter consists of the names of the International Underwriters at the bottom of the outside front cover page of the Prospectus, the names of the International Underwriters that appear in the chart on page S-71 of the Prospectus, the second paragraph on page S-71 of the Prospectus, the first sentence of the second full paragraph on page S- 72 of the Prospectus and the second and third paragraphs on page S- 73 of the Prospectus; and provided further that no such International Underwriter shall be responsible for any amount whatsoever under this section in an amount greater than the gross fees received by such International Underwriter in connection with its offer and sale of the ADSs.

(b)           Actions against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by the International Representatives, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(c)           Settlement without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

SECTION 7. Contribution. If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the International Underwriters on the other hand from the offering of the ADSs pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the International Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company on the one hand and the International Underwriters on the other hand in connection with the offering of the ADSs pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the ADSs pursuant to this Agreement (before deducting expenses) received by the Company and the total underwriting discount received by the International Underwriters, in each case as set forth on the cover of the Prospectus bear to the aggregate initial public offering price of the Securities as set forth on the cover of the Prospectus.

The relative fault of the Company on the one hand and the International Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the International Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the International Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the International Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 7, no International Underwriter shall be required to contribute any amount greater than the gross fees and commissions such International Underwriter received in the offering and sale of the Securities.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 7, each person, if any, who controls an International Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and each International Underwriter's Affiliates and selling agents shall have the same rights to contribution as such International Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company. The International Underwriters' respective obligations to contribute pursuant to this Section 7 are several in proportion to the number of Firm ADSs set forth opposite their respective names in Schedule A hereto and not joint.

SECTION 8. Representations, Warranties and Agreements to Survive. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of its subsidiaries submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any International Underwriter or its Affiliates or selling agents, any person controlling any International Underwriter or its officers or directors, or any person controlling the Company and (ii) delivery of and payment for the Securities.

SECTION 9.   Termination of Agreement.

(a)           Termination; General. The International Representatives may terminate this Agreement, by notice to the Company, at any time at or prior to Closing Time (i) if there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the Prospectus or General Disclosure Package, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, (iii) any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions or acts of terrorism involving the United States or Brazil or a declaration by the United States or Brazil of a national emergency or war, in each case the effect of which is such as to make it, in the judgment of the International Representative(s), impracticable or inadvisable to market the Securities or to enforce contracts for the sale of the Securities, or (iv) if trading in any securities of the Company has been suspended or materially limited by the Commission, the NYSE, the FINRA Automated Quotation System or the BM&FBOVESPA, or if trading generally on the NYSE or BM&FBOVESPA has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, the National Association of Securities Dealers, Inc. or any other governmental authority, or (v) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, or (vi) if a banking moratorium has been declared by either Federal or New York authorities or Brazilian authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States or (vii) there has occurred any downgrading, or any notice or announcement shall have been given or made of (a) any intended or potential downgrading or (b) any watch, review or possible change that does not indicate an affirmation or improvement in the rating accorded any securities of or guaranteed by the Company or any Subsidiary by any "nationally recognized statistical rating organization" as the term is defined in Rule 436(g)(2) under the Act.

(b)           Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7 and 8 shall survive such termination and remain in full force and effect.

SECTION 10. Default by One or More of the International Underwriters. If one or more of the International Underwriters shall fail at Closing Time or a Date of Delivery to purchase the ADSs which it or they are obligated to purchase under this Agreement (the "Defaulted Securities"), the International Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non -defaulting International Underwriters, or any other International Underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the International Representatives shall not have completed such arrangements within such 24-hour period, then:

(i)           if the number of Defaulted Securities does not exceed 10% of the number of Securities to be purchased on such date, each of the non-defaulting International Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting International Underwriters, or

(ii)          if the number of Defaulted Securities exceeds 10% of the number of Securities to be purchased on such date, this Agreement or, with respect to any Date of Delivery which occurs after the Closing Time, the obligation of the International Underwriters to purchase and of the Company to sell the Option Securities to be purchased and sold on such Date of Delivery shall terminate without liability on the part of any non-defaulting International Underwriter.

No action taken pursuant to this Section shall relieve any defaulting International Underwriter from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement or, in the case of a Date of Delivery which is after the Closing Time, which does not result in a termination of the obligation of the International Underwriters to purchase and the Company to sell the relevant Option ADSs, as the case may be, either the (i) International Representatives or (ii) the Company shall have the right to postpone Closing Time or the relevant Date of Delivery, as the case may be, for a period not exceeding seven days in order to effect any required changes in the Registration Statement or Prospectus or in any other documents or arrangements. As used herein, the term "International Underwriter" includes any person substituted for an International Underwriter under this Section 10.

SECTION 11. Default by the Company. If the Company shall fail at Closing Time or at the Date of Delivery to sell the number of Securities that it is obligated to sell hereunder, then this Agreement shall terminate without any liability on the part of any non-defaulting party; provided, however, that the provisions of Sections 1, 4, 6, 7 and 8 shall remain in full force and effect. No action taken pursuant to this Section shall relieve the Company from liability, if any, in respect of such default.

SECTION 12. Tax Disclosure. Notwithstanding any other provision of this Agreement, immediately upon commencement of discussions with respect to the transactions contemplated hereby, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to the Company relating to such tax treatment and tax structure. For purposes of the foregoing, the term "tax treatment" is the purported or claimed federal income tax treatment of the transactions contemplated hereby, and the term "tax structure" includes any fact that may be relevant to understanding the purported or claimed federal income tax treatment of the transactions contemplated hereby.

SECTION 13. Jurisdiction and Process Agent. Except as set forth below, any claim, counterclaim or dispute of any kind or nature whatsoever arising out of or in any way relating to this Agreement, directly or indirectly (each a "Claim"), may be commenced, prosecuted or continued in any court of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, which courts shall have exclusive jurisdiction over the adjudication or such matters, and the Company consents to the exclusive jurisdiction of such courts and personal service with respect thereto. The Company hereby consent to personal jurisdiction, service and venue in any court in which any Claim arising out of or in any way related to this Agreement is brought by any third party against the Agents or any indemnified party. The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its affiliates) waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement. Each party hereto agrees that a final judgment in any such action or proceeding or counterclaim brought in any such court shall be conclusive and binding upon such party and may be enforced in any other court in the jurisdiction of which such party is or may be subject, by suit upon such judgment. The Company irrevocably appoints National Corporate Research Limited as its authorized agent ("Process Agent") to accept and acknowledge on its behalf service of any and all process which may be served in any action, suit, proceeding or counterclaim in any way relating to or arising out of this Agreement which may be instituted in any federal or state court in the City and County of New York.

SECTION 14. Waiver of Immunities. To the extent that the Company or any of the Company's properties, assets or revenues may have or may hereafter become entitled to, or have attributed to the Company, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of relief in any such legal action, suit or proceeding from set-off or counterclaim, from the jurisdiction of any Brazilian, New York or US federal court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceedings for the giving of any relief or for the enforcement of any judgment, in any such court in which proceedings may at any time be commenced, with respect to the obligations and liabilities of the Company, or any other matter under or arising out of or in connection with this Agreement, the Company hereby irrevocably and unconditionally waives or will waive such right to the extent permitted by law, and agrees not to plead or claim, any such immunity and consents to such relief and enforcement.

SECTION 15. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the International Underwriters shall be directed to the International Representatives, care of Itaú USA Securities Inc., 540 Madison Avenue, 23rd Floor, New York, New York 10022, attention of Mr. Thomas DeCoene; J.P. Morgan Securities Inc., 383 Madison Avenue, 4th Floor, NYC 10179, Attention: Equity Syndicate Desk; Banco Votorantim S.A., Nassau Branch, Saffrey Square Building, Suite 204, Bay Street Nassau NP Bahamas, PO Box N-951, Attention: Mario Pavan; and UBS Securities LLC, 299 Park Avenue, NY, NY 10171, Attention: Syndicate Department, with a copy to the Legal Department (Facsimile +1 212 821 4042); and notices to the Company shall be directed to Alceu Duílìo Calciolari, Gafisa S.A., Av. Nações Unidas, 4777, 9th floor, 05477-000 São Paulo, SP, Brazil.

SECTION 16. No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (a) the purchase and sale of the ADSs pursuant to this Agreement, including the determination of the public offering price of the ADSs and any related discounts and commissions, is an arm's-length commercial transaction between the Company, on the one hand, and the several International Underwriters, on the other hand, (b) in connection with the offering contemplated hereby and the process leading to such transaction each International Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company, or its stockholders, creditors, employees or any other party,
(c) no International Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such International Underwriter has advised or is currently advising the Company on other matters) and no International Underwriter has any obligation to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the International Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the International Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

SECTION 17. Parties. This Agreement shall each inure to the benefit of and be binding upon the International Underwriters, the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the International Underwriters, the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the International Underwriters, the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of ADSs from any International Underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 18. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

SECTION 19. TIME . TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 20. Judgment Currency. The Company agrees to indemnify each International Underwriter and each person if any, who controls any International Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, and each International Underwriter severally agrees to indemnify each of the Company, the Company's directors and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any loss incurred, as incurred, as a result of any judgment being given in connection with this Agreement for which indemnification is provided by such person pursuant to Section 6 and Section 7 of this Agreement and any such judgment or order being paid in a currency (the "Judgment Currency") other than US dollars as a result of any variation as between (i) the spot rate of exchange in New York at which the Judgment Currency would have been convertible into US dollars as of the date such judgment or order is entered, and (ii) the spot rate of exchange at which the indemnified party is first able to purchase US dollars with the amount of the Judgment Currency actually received by the indemnified party. If, alternatively, the indemnified party receives a profit as a result of such currency conversion it will return any such profits to the indemnifying party (after taking into account any taxes or other costs arising in connection with such conversion and repayment). The foregoing indemnity shall constitute a separate and independent, several and not joint, obligation of the Company and the International Underwriters and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "spot rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

SECTION 21. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

SECTION 22. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

[Signature Pages Follow]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the International Underwriters and the Company in accordance with its terms.

Very truly yours,

ITAÚ USA SECURITIES INC.

By:	/s/ Jacob Shaeffer
Authorized Signatory

J.P. MORGAN SECURITIES INC.

By:	/s/ Ignacio Benito
Authorized Signatory

BANCO VOTORANTIM S.A., NASSAU BRANCH

By:	/s/ Pedro Paulo Mollo Neto
Authorized Signatory

By:	/s/ Silvio Alfredo Frugoli
Authorized Signatory

UBS SECURITIES LLC

By:	/s/ Sumit Roy
Authorized Signatory

By:	/s/ Juan Falconi
Authorized Signatory

Each for itself and as International Representative of the other International Underwriters named in Schedule A hereto.

(Signature Page to International Purchase Agreement)

CONFIRMED AND ACCEPTED,
as of the date first above written:

GAFISA S.A.

By:	/s/ Alceu Duilio Calciolari
Title: CFO
Name: Alceu Duilio Calciolari

(Signature Page to International Purchase Agreement)

STATE OF NEW YORK	)
	)	ss.
COUNTY OF NEW YORK	)

On this _____ day of _______, 2010 before me, a notary public within and for said county, personally did appear ___________________ to me personally known who being duly sworn, did say that he is ___________________, the person described in and which executed the foregoing instrument, and acknowledge said instrument to be the free act and deed of said corporation.

Notary Public

SCHEDULE A

THE INTERNATIONAL UNDERWRITERS

Name of International Underwriter	Number of Firm ADSs

Itaú USA Securities Inc.	7,697,146
J.P. Morgan Securities Inc.	3,848,573
Banco Votorantim S.A., Nassau Branch	2
UBS Securities LLC	2,507,069

Total	14,052,790

SCHEDULE B

PRICING INFORMATION

GAFISA S.A.
14,052,790 American Depositary Shares, each representing two shares of Common Stock ($14.0347 Per ADS)

1. The initial public offering price per ADS, determined as provided in said Section 2, shall be $14.0347.

2. The purchase price per Firm ADS to be paid by the several International Underwriters shall be $13.5740, being an amount equal to the initial public offering price set forth above less a selling concession of $0.4607 per Firm ADS.

3 The purchase price per Option ADS to be paid by JPMorgan upon the exercise of the overallotment option described in Section 2(b) shall be $13.6224, being an amount equal to the initial public offering price set forth above less a selling concession of $0.4123 per Option ADS; provided that the purchase price per Option ADS shall be reduced by an amount per Option ADS equal to any dividends or distributions declared by the Company and payable on the Firm ADSs but not payable on the Option ADSs.

SCHEDULE C

Road Show Presentation

Exhibit A

FORM OF OPINION OF COMPANY'S U.S. COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 5(b)

(i)             Assuming that the Purchase Agreement has been duly authorized, executed and delivered by the Company insofar as Brazilian law is concerned, the Purchase Agreement has been duly executed and delivered by the Company.

(ii)            Assuming that the Deposit Agreement has been duly authorized, executed and delivered by the Company insofar as Brazilian law is concerned, the Deposit Agreement has been duly executed and delivered by the Company, and the Deposit Agreement is a valid and binding agreement of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

(iii)           Upon due issuance by the Depositary of the ADRs evidencing ADSs being delivered on the date hereof against the deposit of Shares in respect thereof in accordance with the provisions of the Deposit Agreement and due execution of such ADRs by one of the Depositary’s authorized officers, such ADRs will be duly and validly issued and the person in whose name such ADRs are registered will be entitled to the rights of registered holders of ADSs specified therein and in the Deposit Agreement.

(iv)           Assuming that each of the Purchase Agreement and the Deposit Agreement has been duly authorized, executed and delivered by the Company insofar as Brazilian law is concerned, under the laws of the State of New York relating to personal jurisdiction, the Company has, pursuant to Section 13 of the Purchase Agreement and Section 7.6 of the Deposit Agreement, validly and irrevocably submitted to the non-exclusive personal jurisdiction of any state or United States federal court located in the Borough of Manhattan, the City of New York, New York (each a “New York Court”) in any action arising out of or relating to the Purchase Agreement, the Deposit Agreement or the transactions contemplated thereby, and has, to the fullest extent permitted by law, validly and irrevocably waived any objection to the venue of a proceeding in any such New York Court, and has validly and irrevocably appointed the Authorized Agent as its authorized agent for the purpose described in Section 13 of the Purchase Agreement and Section 7.6 of the Deposit Agreement; and service of process effected on such agent in the manner set forth in Section 13 of the Purchase Agreement and Section 7.6 of the Deposit Agreement will be effective to confer valid personal jurisdiction on the Company.

(v)           The Company is not, and after giving effect to the offering and sale of the Shares and the ADSs and the application of the proceeds thereof as described in the Prospectus will not be, required to register as an “Investment Company,” as such term is defined in the Investment Company Act of 1940, as amended.

(vi)           The execution and delivery by the Company of, and the performance by the Company of its obligations under, the Purchase Agreement, the Deposit Agreement and the ADRs (collectively, the “Documents”) will not contravene any provision of the laws, statutes, rules or regulations of the State of New York or any federal law, statutes, rules or regulations of the United States of America that in our experience is normally applicable to general business corporations in relation to transactions of the type contemplated thereby, provided, however, that for the purpose of this paragraph 6, we express no opinion as to federal or state securities laws.

(vii)          No consent, approval, authorization, or order of, or qualification with, any state governmental body or agency under the laws of the State of New York or any federal law of the United States of America that in our experience is normally applicable to general business corporations in relation to transactions of the type contemplated by the Documents is required for the execution, delivery and performance by the Company of its obligations under the Documents, except such as may be required under federal or state securities or Blue Sky laws as to which we express no opinion.

(viii)         To our knowledge, no stop order proceedings with respect to the Registration Statement are pending or threatened under the Act.

The primary purpose of our professional engagement was not to establish or confirm factual matters or financial, accounting or quantitative information. Furthermore, many determinations involved in the preparation of the Registration Statement, the Disclosure Package and the Prospectus are of a wholly or partially non-legal character or relate to legal matters outside the scope of our opinion separately delivered to you today in respect of certain matters under the laws of the State of New York and the federal laws of the United States of America. As a result, we are not passing upon, and do not assume any responsibility for, the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Disclosure Package and the Prospectus, and we have not ourselves checked the accuracy, completeness or fairness of, or otherwise verified, the information furnished in such documents (except to the extent expressly set forth in our opinion letter separately delivered to you today as to statements included in the Prospectus under the captions “Description of American Depositary Receipts” and “Taxation—U.S. Federal Income Tax Considerations”). However, in the course of our acting as counsel to the Company in connection with the review of the Registration Statement, the Disclosure Package and the Prospectus, we have generally reviewed and discussed with your representatives and your counsel and with certain officers and employees of, including Brazilian counsel and independent public accountants for, the Company the information furnished, whether or not subject to our check and verification. We have also reviewed and relied upon certain corporate records and documents, letters from counsel and accountants and oral and written statements of officers and other representatives of the Company and others as to the existence and consequence of certain factual and other matters.

On the basis of the information gained in the course of the performance of the services rendered above, but without independent check or verification except as stated above:

(i)             the Registration Statement and the Prospectus appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the applicable rules and regulations of the Commission thereunder; and

(ii)            nothing has come to our attention that causes us to believe that, insofar as relevant to the offering of the ADSs:

(a) on the date of the Purchase Agreement, the Registration Statement contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading,

(iii)           at 7:30 P.M New York City time, the Disclosure Package contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or

(iv)           the Prospectus as of the date of the Purchase Agreement or as of the date hereof contained or contain any untrue statement of a material fact or omitted or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Exhibit B

FORM OF OPINION OF BRAZILIAN COUNSEL FOR THE COMPANY TO BE DELIVERED
PURSUANT TO SECTION 5(c)

(i)             The Company has been duly incorporated and is validly existing as a sociedade por ações incorporated under the laws of the Federative Republic of Brazil.

(ii)            The Company has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the General Disclosure Package and the Prospectus and the Company has the power and authority to execute, deliver and perform their obligations under the Transaction Documents and the Deposit Agreements.

(iii)           The Company is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect.

(iv)           The authorized, issued and outstanding capital stock of the Company is as set forth in the General Disclosure Package and the Prospectus in the column entitled “Actual” under the caption “Capitalization” (except for subsequent issuances, if any, pursuant to the International Purchase Agreement or pursuant to reservations, agreements or employee benefit plans referred to in the General Disclosure Package and the Prospectus or pursuant to the exercise of convertible securities or options referred to in the General Disclosure Package and the Prospectus); the shares of issued and outstanding capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable; and none of the outstanding shares of capital stock of the Company was issued in violation of the preemptive or other similar rights of any securityholder of the Company.

(v)           The issuance of the shares of Common Stock is not subject to the preemptive or other similar rights of any securityholder of the Company.

(vi)           Each Brazilian Subsidiary has been duly incorporated and is validly existing as a sociedade anônima (corporation) or a sociedade limitada (limited liability company) in good standing under the laws of the jurisdiction of its incorporation, has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect; except as otherwise disclosed in the General Disclosure Package and the Prospectus, all of the issued and outstanding capital stock of each Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and, to the best of such counsel's knowledge, is owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the outstanding shares of capital stock of any Subsidiary was issued in violation of the preemptive or similar rights of any securityholder of such Subsidiary.

(vii)          To the best of such counsel's knowledge, after due inquiry, and except as described in the General Disclosure Package and the Prospectus, there is not pending or threatened any action, suit, proceeding in Brazil to which the Company or any subsidiary of the Company is a party, or to which the property of the Company or any subsidiary of the Company is subject, before or brought by any court or governmental agency or body, domestic or foreign, which if determined adversely to the Company or a Brazilian subsidiary of the Company could reasonably be expected to result in a Material Adverse Effect, or which could reasonably be expected to materially and adversely affect the properties or assets thereof or the consummation of the transactions contemplated in the International Purchase Agreement, the Brazilian Underwriting Agreement and the Deposit Agreement or the performance by the Company of its obligations thereunder.

(viii)        The information in the Registration Statement (including the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2009 incorporated by reference therein), General Disclosure Package and the Prospectus under “Risk Factors,” “Operating and Financial Review and Prospects —Taxes on Income,” “Recent Operating Results—Taxes on Income,” “Item 6 —Directors, Senior Management and Employees,” “Service of Process and Enforcement of Judgments,” “Item 8.A. Financial Information —Consolidated Statements and Other Financial Information —Dividend Policy”,” “Description of Capital Stock,” “Description of American Depositary Receipts,” “Item 8 — Financial Information —Legal Proceedings,” “Item 4 —Information on the Company —Business~~-~~ Overview —Intellectual Property,” “Item 10.E. Additional Information— Taxation~~-~~ — Brazilian Tax Considerations,” “Item 10.E. Additional Information— Taxation — Other Brazilian Taxes,” and “Item 4 — Information on the Company —Business Overview — Regulatory Framework” and the information in the Brazilian Prospectuses, including the Formulário de Referência for the fiscal year ended December 31, 2009, incorporated by reference therein, under the corresponding captions: “Item 4.1 — Fatores de Risco Que Podem Influenciar a Decisão Investimento em Valores Mobiliários de Emissão da Companhia”, “Item 5 — Riscos de Mercado”, “Item 10.h — Alteraçoes Significativas em Cada Item das Demonstraçoes Financeiras”,” “Item 4.3 — “Processos Judiciais, Administrativos e Arbitrais em que a Companhia ou suas Controladas São Partes, São Relevantes para seus Negócios e Não Estão sob Sigilo”, Item 4.5 — “Processos Judiciais, Administrativos ou Arbitrais, que Não Estão sob Sigilo, em que a Companhia ou Suas Controladas São Parte e cujas Partes Contrárias são Administradores ou Ex-Administradores, Controladores ou Ex-Controladores ou Investidores da Companhia ou de suas Controladas”, “Item 4.6 — Processos Judiciais, Administrativos ou Arbitrais Repetitivos ou Conexos, Baseados em Fatos e Causas Jurídicas Semelhantes, que Não Estão sob Sigilo e eue em Conjunto sejam Relevantes, em eue a Companhia ou suas Controladas são Parte”, “Item 7.5.a — Necessidade de Autorizações Governamentais para o Exercício das Atividades e Histórico de Relação com a Administração Pública para Obtenção de tais Autorizações”, “Item 7.5.b — Dependência de Patentes, Marcas, Licenças, Concessões, Franquias, Contratos de Royalties Relevantes para o Desenvolvimento das Atividades”, to the extent only that such information constitutes matters of law, summaries of legal matters, the Company’s charter and bylaws or legal proceedings, or legal conclusions, has been reviewed by us and fairly summarize the matters therein.

(ix)          The execution, delivery and performance of the Underwriting Agreements and the Deposit Agreements, the consummation of the transactions contemplated in the Underwriting Agreements and the Deposit Agreements and compliance by the Company with its obligations under the Underwriting Agreements and the Deposit Agreements do not and will not, whether with or without the giving of notice or lapse of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined in Section 1(a)(xv) of the International Purchase Agreement) under or result in, (A) the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company, or any subsidiary pursuant to any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or any other agreement or instrument, known to us, to which the Company or any subsidiary is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any Brazilian subsidiary is subject (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not have a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter or by-laws of the Company or any Brazilian subsidiary, (B) conflict with or constitute a breach of or any applicable Brazilian Brazilian law, statute, rule, regulation and (C) conflict with or constitute a breach of any, judgment, order, writ or decree, known to us, of the Brazilian government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any subsidiary or any of their respective properties, assets or operations. Except in case of items (A), (B) and (C), for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not have a Material Adverse Effect.

(x)            Immediately prior to the deposit of the Underlying Shares by the Company with the Custodian, the Company had good and valid title to such Underlying Shares so deposited and will own the Underlying Shares deposited by it free and clear of all security interest, mortgages, pledges, liens, encumbrances, or claims of any nature whatsoever.

(xi)           To the best of such counsel's knowledge, except as set forth in the General Disclosure Package and the Prospectus, there are no outstanding warrants or options issued by the Company or any of its Brazilian Subsidiaries to purchase any shares of the capital stock of the Company or any security convertible into or exchangeable for Common Stock of the Company, and, except as provided in the shareholders’ agreements referred to in or otherwise set forth in the General Disclosure Package and the Prospectus, there are no preemptive or other rights to subscribe for or to purchase from the Company or any of its Brazilian Subsidiaries, and no restrictions upon the voting or transfer of, any shares of capital stock of the Company (including, without limitation, the Underlying Shares) pursuant to the Company’s by-laws, any Brazilian law or any rule, regulation or order of any Brazilian governmental agency or body or court, or any agreement or other instrument to which the Company or any of its Brazilian Subsidiaries is a party or by which it is bound.

(xii)          The Underwriting Agreements have been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery of the Underwriting Agreements by the other parties hereto and thereto, each of the Underwriting Agreements constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(xiii)         The Deposit Agreements has been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery by the Depositary, constitutes a valid and legally binding agreement of the Company enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(xiv)         The Brazilian Securities and the Underlying Shares delivered on such Closing Date to be deposited into American Depositary Receipt facility by the Company have been duly authorized for issuance and sale to the Underwriters pursuant to the Underwriting Agreements and, when issued and delivered by the Company pursuant to the Underwriting Agreements against payment of the consideration set forth in such agreements, will be validly issued, and fully paid and nonassessable and no holder of the Brazilian Securities or Common Stock is or will be subject to personal liability by the sole reason of being such a holder.

(xv)          No consent, approval, authorization or order of, or filing with, any Brazilian governmental agency or regulatory body or court is required for the consummation of the transactions contemplated by the Underwriting Agreements and the Deposit Agreements in connection with the issuance or sale of Common Stock by the Company and the ADSs pursuant to the Deposit Agreements and in connection with the issuance and sale of the Brazilian Securities by the Company, except (a) such as may be required by the securities or Blue Sky laws of the States of the United States or securities laws of other jurisdictions in connection with the placement, offer and sale of the Securities, (b) such as may be required from the Central Bank and the CVM relating to the Deposit Agreements, (c) from the CVM relating to the Brazilian Offering and the offering of the Securities as provided for in the Underwriting Agreements, (d) from the Central Bank and the CVM relating to the payment of the fees, commissions and expenses contemplated by the International Purchase Agreement and the Deposit Agreements under Annex V of the CMN, (e) the approval from the São Paulo Stock Exchange (the “BMFBOVESPA”) relating to the Brazilian Offering, and (f) the authorization of the BM&FBOVESPA and of the CVM for the arrangements set out in the Instrumento Particular de Contrato de Prestação de Serviços de Estabilização de Preço de Ações Ordinárias de Emissão da Gafisa S.A., entered into among the Company, the Brazilian Underwriters and J.P. Morgan Corretora de Câmbio S.A., dated as of March [ ],and (e) such as required under the rules and regulations of the FINRA or the rules of the NYSE as they relate to the listing of the ADSs, all of which have been obtained (except for those described in clause (a) and in clause (d), specifically with respect to any payment outside Brazil pursuant to Section 6 or 7 of the International Purchase Agreement).

(xvi)        The registration of the Brazilian Offer before the Comissão de Valores Mobiliários, or CVM, and the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais, or ANBIMA, evidences that, although the Brazilian Prospectus were not fully prepared in accordance with the terms of CVM Instruction No. 400 and the Regulation Code of Ambima, the Brazilian Prospectus has been prepared in accordance with the current policies and guidelines of CVM and ANBIMA.

Each Brazilian Prospectus has been prepared in accordance with Brazilian Law 6,385/76, CVM Instruction No. 400, the Regulation Code of the National Association of Investment Banks (Associação Nacional de Bancos de Investimento - ANBIMA) and the regulations and rules promulgated thereunder.

(xvii)        To the best of such counsel's knowledge there is no reason to believe that the indemnification and contribution provisions of the Underwriting Agreements and the Deposit Agreements contravene Brazilian law or public policy.

(xviii)       The Registration Statement, the General Disclosure Package, the Prospectus and the Brazilian Prospectuses have been duly authorized by the Company.

(xix)          Except as disclosed in the General Disclosure Package and Prospectus, no approvals are currently required in Brazil in order for the Company to pay dividends, interest attributable to shareholders’ equity or other distributions declared by the Company to the holders of Common Stock, including the Depositary, and, except as disclosed in the General Disclosure Package and the Prospectus, under current laws and regulations of Brazil and any political subdivision thereof, any amounts payable with respect to the Common Stock upon liquidation of the Company or upon redemption thereof and dividends and other distributions declared and payable on the Common Stock may be paid by the Company to the Depositary in Brazilian reais that may be converted into foreign currency and freely transferred out of Brazil, as long as the investment in respect of the Common Stock is registered and in compliance with the Central Bank regulation. Except as set forth in the General Disclosure Package and the Prospectus, no such payments made to holders thereof or therein who are non-residents of Brazil will be subject to income, withholding or other taxes under laws and regulations of Brazil or any political subdivision or taxing authority thereof or therein and will otherwise be free and clear of any other tax, duty, withholding or deduction in Brazil or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in Brazil or any political subdivision or taxing authority thereof or therein, as long as the investment in respect of the Common Stock is duly registered and in compliance with the Central Bank regulation.

(xx)           No stamp, issue, registration, documentary or other similar taxes and duties, including interest and penalties, are payable in Brazil on or in connection with the issuance of the Common Stock by the Company, the sale by the Company of the ADSs pursuant to the Deposit Agreements and the International Purchase Agreement, the issuance and sale of the Brazilian Securities by the Company or the execution and delivery of the Underwriting Agreements and the Deposit Agreements, except as set forth in the Prospectuses and the CVM’s fees, as applicable.

(xxi)           The choice of laws of the State of New York as the governing law of the International Purchase Agreement and the Deposit Agreements is a valid choice of law under the laws of Brazil, and the Brazilian courts should recognize the choice of New York state law as the governing law of the International Purchase Agreement and the Deposit Agreements.

(xxii)        Any judgment obtained in a U.S. federal or state court of competent jurisdiction sitting in New York City arising out of or in relation to the obligations of the Company under the International Purchase Agreement or the Deposit Agreements or the transactions contemplated thereby will be enforced against the Company and will be recognized in Brazil without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Superior Court of Justice; provided that the requirements for its enforceability described in the item (f) below are fully complied with. To such counsel's knowledge, none of the provisions of the International Purchase Agreement or the Deposit Agreements is or would be deemed against Brazilian national sovereignty, public policy or morality.

(xxiii)        The submission by the Company to the jurisdiction of the U.S. federal or state courts sitting in New York City set forth in the International Purchase Agreement and the Deposit Agreements constitute valid and legally binding obligations of the Company, and service of process effected in the manner set forth in the International Purchase Agreement and the Deposit Agreements, assuming validity under the laws of the State of New York, will be effective, insofar as Brazilian law is concerned, to confer valid personal jurisdiction over the Company as applicable.

(xxiv)       The International Purchase Agreement and the Deposit Agreements are in proper legal form for enforcement against the Company in Brazil; and it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of the International Purchase Agreement and the Deposit Agreements and any other document to be furnished hereunder and thereunder in Brazil that any of them be filed or recorded or enrolled with any court or other authority in Brazil or that any stamp, issue, registration, documentary or other similar taxes or duties be paid in Brazil, other than court costs, including filing fees and deposits to guarantee judgment required by Brazilian law and regulations, except that to ensure the legality, validity, enforceability or admissibility in evidence of the International Purchase Agreement and the Deposit Agreements, (a) the signatures of the parties to the International Purchase Agreement and the Deposit Agreements, if not signed in Brazil, should be notarized by a notary public licensed to act as such under the laws of the place of signing and the signature of such notary public should be authenticated by a consular official of Brazil having jurisdiction over the place of signing; (b) the International Purchase Agreement and the Deposit Agreements and such related documents in any foreign language should be translated into the Portuguese language by a sworn translator; and

(c) and each of the International Purchase Agreement and the Deposit Agreements and such related documents (together with the respective sworn translation) should be registered with the appropriate Registry of Deeds and Documents having jurisdiction over the place where the head office or residency of the Company, as the case may be, is located, which registration can be made at any time before judicial enforcement in Brazil. The International Underwriters, in respect of the International Purchase Agreement, and the Depositary and any holder of ADSs, in respect of the Deposit Agreements, are entitled to sue as plaintiffs in the Brazilian courts for the enforcement of their respective rights against the Company, as applicable.

(xxv)        It is not necessary under the laws of Brazil that any holder of ADSs or the International Underwriters or the Depositary should be licensed, qualified or entitled to carry on business in Brazil (a) to enable any of them to enforce their respective rights under the International Purchase Agreement or the Deposit Agreements or any other document to be delivered in connection therewith or (b) solely by reason of the execution, delivery or performance of any such document.

(xxvi)       The holders of the Securities will not be deemed resident, domiciled, carrying on business or subject to taxation in Brazil solely by the execution, delivery, performance or enforcement of the International Purchase Agreement or the Deposit Agreements or by virtue of the ownership or transfer of the Securities or the receipt of payment for dividends thereon, assuming that none of such persons is a resident of Brazil or has a permanently established or fixed base in Brazil.

(xxvii)      Each of the Company and its Brazilian Subsidiaries and any of their properties or assets do not have any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) under the laws of Brazil.

(xxviii)     To the best of such counsel's knowledge, except as disclosed in the General Disclosure Package and the Prospectus, the Company and each of its Brazilian Subsidiaries have good and marketable title to all material Brazilian real property and good and marketable title to all material Brazilian personal property owned by them, in each case free and clear of all liens, encumbrances and defects, except as set forth in the General Disclosure Package and the Prospectus or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and its Brazilian Subsidiaries; and all material real and personal property and buildings held under lease by the Company and its Brazilian Subsidiaries in Brazil are held by them under valid, subsisting and enforceable leases, with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Brazilian Subsidiaries.

(xxix)        To the best of such counsel's knowledge, the Company and its Brazilian Subsidiaries possess adequate licenses, certificates, authorizations and permits issued by appropriate Brazilian governmental agencies or bodies necessary to the conduct of the business now operated by them, except to the extent that the failure to possess such licenses, certificates, authorizations and permits would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and have not received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit that, if determined adversely to the Company or any of its subsidiaries, would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(xxx)         To the best of such counsel's knowledge, neither the Company nor any of its Brazilian Subsidiaries (a) is in violation of its by-laws or equivalent constitutive documents, (b) is in default in any material respect, and no event has occurred which, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any material term, covenant or condition contained in any material indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject or (c) is in violation of any Brazilian statute, any rule, regulation or order of any Brazilian governmental agency or body or any court having jurisdiction over the Company or any Brazilian subsidiary of the Company or any of their properties, except, in the case of clause (c), for such violations which would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(xxxi)        Except as described in the General Disclosure Package and the Prospectus, to the best of such counsel's knowledge, there are no material off-balance sheet transactions, as well as transactions, contracts, licenses, agreements, leases or documents involving the Company and/or its Brazilian Subsidiaries and/or their related parties.

(xxxii)       To the best of such counsel's knowledge, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement with the CVM with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the securities registered pursuant to the Registration Statement or in any securities being registered pursuant to any other registration statement filed by the Company with the CVM.

(xxxiii)      To such counsel's knowledge, after due enquiry, neither the Company nor any of its Brazilian Subsidiaries is the object of any ongoing bankruptcy, insolvency, liquidation, reorganization, recuperação judicial or recuperação extrajudicial or other related insolvency proceeding in any court of any jurisdiction in which their ownership, lease or operation of property or the conduct of its business are located, nor have they petitioned or sought consent for a plan of reorganization, receivership, liquidation, recuperação judicial or recuperação extrajudicial.

(xxxiv)      To the best of such counsel's knowledge, there are no legal or governmental proceedings required to be described in a Registration Statement or in the General Disclosure Package and the Prospectuses which are not described as required or of any contracts or documents of a character required to be described in a Registration Statement or in the General Disclosure Package and the Prospectus or to be filed as exhibits to a Registration Statement which are not described and filed as required.

(xxxv)       Nothing has come to such counsel's attention that causes us to believe that (a) the Registration Statement at the time the Registration Statement became effective contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (b) the General Disclosure Package, as of the Applicable Time, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (c) the Final Prospectuses as of their date or as of the Closing Time or as of the date of this opinion contained or contains any untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, it being understood that such counsel need express no opinion as to the financial statements or other financial data contained in the Registration Statements, the General Disclosure Package or the Final Prospectuses.

The opinion of such counsel may state that their opinion is limited to matters of Brazilian law and may be subject to such other reservations and to such assumptions as are customary.